Entheos Technologies, Inc.

888 3rd Street

Suite 1000

Calgary, Alberta, T2P 5C5

Telephone:  (800) 755-5815

By Edgar

December 18, 2009

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: H. Christopher Owings, Assistant Director

Mail Stop 3561

Re:       Entheos Technologies, Inc.--Response to Letter dated SEC Comment Letter dated October 21, 2009 and Amendment No. 3 to the Registration Statement on Form S-1(File No. 333-157829)

            I am authorized by Entheos Technologies, Inc. (the “Company”) to submit the following responses on its behalf to your letter of October 21, 2009 (the “October 21st Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Amendment No. 2 to the Company’s Registration Statement on Form S-1. The numbered responses are keyed sequentially to the numbered paragraphs in the October 21st Letter. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Amendment No. 3. Page references are to Amendment No. 3 as filed.

COMMENT NO.1:

Registration Statement Cover Page

We reviewed your response to comment eight in our letter dated August 10, 2009 and reissue this comment in part. Form S-1 does not provide a box to be checked in connection with Rule 434, which in any event has been rescinded. Refer to Securities Act Release No. 8591 (July 19, 2005). Accordingly, please revise.

RESPONSE TO COMMENT NO. 1:

The referenced sentence has been removed. Please refer to Facing Page.

COMMENT NO.2:

Description of Our Business and Properties. page 25

2. We reviewed your response to comment 14 in our letter dated August 10, 2009 and reissue this comment in part, as follows:

•           Please describe in more detail your growth strategy disclosed in the penultimate paragraph under the heading "Overview" on page 25. For example, please clarify what you mean by "low risk in-field oil and gas rights that are primarily developmental in nature that offset existing production."

•           The phrase "energy services companies" is very broad. Please disclose the types of energy services companies that "when combined with [your] management expertise ... will display strong top line growth and cash flows."

•           Please also disclose any obligations you have for exploration and development costs. If you have none, please state.

•           Please also disclose any relationships or affiliations that exist among your partners or the lease operators. If you are not aware of any such relationships or affiliations, please tell us this in your response.

RESPONSE TO COMMENT NO. 2:

•         The paragraph having the reference to “low risk in-field oil and gas rights…”  has been revised. In addition, definitions of a development well and offset wells have been added. Please refer to pages 17,  18, 26 and 51

•         The reference to “energy services companies” has been removed. Please refer to pages 18 and 26.

•         The disclosure now states that there are no obligations to further explore or develop lands in the lease areas to maintain the leases. Please refer to page 26.

•         The disclosure states that “We are not aware of any relationships or affiliations between or among any of our leasehold partners and the lease operators.” Please refer to page 26.

COMMENT NO. 3:

Directors, Executive Officers and Control Persons. page 29

Directors and Executive Officers. page 29

3.         In the first paragraph under this heading you state that you have a board comprised of four members; however, your disclosure elsewhere in your registration statement and your registration statement signature page suggest that your board is comprised of only three members. Please revise or advise.

RESPONSE TO COMMENT NO. 3:

            The Company has corrected the typographical error and revised the disclosure to state that there are currently 3 directors. Please refer to page 30.

COMMENT NO. 4:

Compensation of Directors, page 30

4.         We note your disclosure under this heading that "you do not pay director compensation to directors who are also employees" and your statement that "Mr. Cooper is not an employee and thus gets compensated at the rate of $2,500 per month." Your disclosure throughout your registration statement indicates that Mr. Cooper is your President, Chief Executive Officer and Chief Financial Officer and thus it appears that he is your employee. Please revise or advise.

RESPONSE TO COMMENT NO. 4:

  Mr. Cooper currently does not devote his full time and attention to the Company’s affairs; the Company does not have any agreement with Mr. Cooper regarding his agreement to serve as an officer and director. He is, in fact, an independent contractor.  We have, and anticipate that we will continue to conduct our business largely through consultants which we will engage on an as needed basis. The disclosure has been revised accordingly. Please refer to page 35.

COMMENT NO. 5:

5.         We reviewed your response to comment 16 in our letter dated August 10, 2009 and reissue this comment in part. Please revise your disclosure under this heading to present the information regarding the compensation of your directors in the tabular form set forth in Item 402(r) of Regulation S-K. Please also retain any narrative description of material factors necessary to an understanding of the director compensation that you disclose in your table. In addition, it appears that you have included stock option grant information regarding your directors in your executive compensation section under the heading "Stock Option Grants in Last Fiscal Year." Information regarding option grants to directors who are not also your named executive officers should be set forth in your director compensation table.

RESPONSE TO COMMENT NO. 5:

            The tabular presentation of compensation of directors who are not also named executives has been added. The footnotes to the table contain a narrative description of material factors necessary to an understanding of the director compensation that you disclose in your table. Please refer to page 35.

COMMENT NO. 6:

Executive Compensation, page 33

Aggregated Option Exercises During Last Fiscal Year and Year End Option , page 33

6.         We reviewed your response to comment 16 in our letter dated August l O, 2009 and reissue this comment in part. Please provide the table required by Item 402(P) of Regulation S-K and title it "Outstanding Equity Awards at Fiscal Year-End." Please also include any narrative description required by Item 402(q). As your disclosure currently exists, it includes several supplemental tables that are not required by item 402 of Regulation S-K for smaller reporting companies, such as the "Stock Option Grants in Last Fiscal Year" and "Aggregated Option Exercises During Last Fiscal Year and Year End Option Values." The former table appears to include some but not all of the information required in the grants of plan-based awards table required by Item 402(d). If you elect to retain the "Stock Option Grants in Last Fiscal Year" table, please title it "Grants of Plan- Based Awards" and provide the information required by Item 402(d) of Regulation S-K, including columns with the grant date and the grant date fair value. We also note that the latter table referenced above includes some of the information required by Item 402(P) of Regulation S-K but it does not include the option exercise price required by Item 402(p).

RESPONSE TO COMMENT NO. 6:

            The table required by Item 402(p) has been added and labeled “Outstanding Equity Awards at Fiscal Year-End.”  Please refer to page 34.

            The two tables not required by smaller reporting companies, “Stock Option Grants in Last Fiscal Year” and “Aggregated Option Exercises During Last Fiscal Year and Year End Option Values”,  were Please refer to page 34.

COMMENT NO. 7:

Security Ownership of Certain Beneficial Owners and Management, page 34

7.         We note your disclosure in footnote 1 to this table that 10,000 options granted to each of Messrs. Cooper, Hudson and Sidhu vested on September 12, 2009. Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(I) please reflect the shares issuable upon the exercise of these options in the table or tell us why it is not appropriate to do so.

RESPONSE TO COMMENT NO. 7:

            The shares underlying the vested options should be and have been added to the table. Please refer to page 37.

COMMENT NO. 8:

Selling Stockholders, page 39

8.         We reviewed your response to comment one in our letter dated August 10, 2009. It appears that the numbers in the columns titled "Total Possible Gain Based on Discount to Market Price" and "Amount to be received by the Company Upon Exercise of the Series A Warrants" in Table No. 2 on page 44 were switched. Please revise or advise.

RESPONSE TO COMMENT NO. 8:

            The numbers were inadvertently switched and have now been reversed. Please refer to page 46.

COMMENT NO. 9:

9.         We reviewed your response to comment two in our letter dated August 10, 2009 and reissue this comment in part. We note that you state in your response that ''there are no payments to be made." Please also confirm that you have made no payments in connection with the transaction to any selling shareholder, any affiliate of any selling shareholder or any person with whom any selling shareholder has, or had at the time of the transaction, a contractual relationship regarding the transaction

(including any interest payments, liquidated damages, payments made to "finders" or "placement agents;' and any other payments or potential payments). If there have been none, please tell us this in your response. If any such payments have been made, please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each such payment (including the value of any payments to be made in common stock).

RESPONSE TO COMMENT NO. 9:

            As noted, the Company has not made any payments to any selling stockholder or their or their affiliates in connection with the private placement. However in connection with the private placement, the Company issued an aggregate of 50,000 units in payment of legal fees in the amount of $25,000 payable to Sierchio & Company, LLP. These units were otherwise issued on the same terms and conditions as the units sold in the private placement.  The disclosure of the private placement has been expanded to reflect the same. Please refer to pages 4, 13, 38, 45, and 50.

COMMENT NO. 10:

10.       We reviewed your response to comment three in our letter dated August 10, 2009 and reissue this comment in part. Please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments, if any, provided in response to comment nine above and the total possible discount to the market price of the shares underlying the warrants, in each case, as disclosed in Table 4 on page 46 of your prospectus divided by the net proceeds to the issuer from the sale of the warrants, as well as the amount of that resulting percentage averaged over the term of the warrants.

            In addition, the number of Series B Warrants reflected in the column titled "No. of Securities" in Table No.4 on page 46 is incorrect. Please revise.

RESPONSE TO COMMENT NO. 10:

            The payments reflected in response to Comment No. 9 above reflect all of the payments made. The Table has been revised. Please refer to page 48.

COMMENT NO. 11:

11.       We reviewed your response to comment four in our letter dated August 10, 2009 and reissue this comment in part. We note that Herdev S. Rayat and Jasvir S. Rayat appear to own more shares than the number purchased in the July 2008 private placement. In addition, we note that Harmel S. Rayat is the brother of Herdev S. Rayat and Jasvir S. Rayat and thus Harmel S. Rayat is an affiliate of your selling shareholders Herdev S. Rayat and Jasvir S. Rayat. As a result, please provide the previously requested tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and each of Herdev S. Rayat, Jasvir S. Rayat and Harmel S. Rayat.

RESPONSE TO COMMENT NO. 11:

11.       The following table sets forth the requested information regarding share acquisition transactions (other than the Private Placement) as adjusted for all stock splits:

DATE	NUMBER OF SHARES	SHARES DERIVED	PRICE OF SHARES
April 15, 1996	3,840,000	Shares for debt received by Harmel S. Rayat	$ 0.0104
December 13, 2002	84,799,800	Shares for debt received by Harmel S. Rayat	$ 0.0033
December 29, 2004	(1,000,000)	Sold to Herdev Rayat by Harmel S. Rayat	$ 1.5000
February 16, 2005	(1,000,000)	Sold to Herdev Rayat by Harmel S. Rayat	$ 1.5000
December 31, 2007	(40,000,000)	Shares returned to treasury by Harmel S. Rayat for cancellation	N/A
December 31, 2007	(2,500,000)	Sold to Boston Financial by Harmel S. Rayat	$ 0.8500
December 31, 2007	(1,250,000)	Sold to Fargo West by Harmel S. Rayat	$ 0.8500
September 8, 2008	(3,000,000)	Sold to TJR Family Trust by Harmel S. Rayat	$ 0.7500
September 8, 2008	(3,000,000)	Sold to KJR Family Trust by Harmel S. Rayat	$ 0.7500
September 8, 2008	(3,000,000)	Sold to Heritage Family Trust by Harmel S. Rayat	$ 0.7500
September 8, 2008	(1,250,000)	Sold to DS Sidhu Family Trust by Harmel S. Rayat	$ 0.7500
September 8, 2008	(32,639,800)	Sold to 1420525 Alberta Ltd. by Harmel S. Rayat	$ 0.7500

            Following receipt of the October 21st Letter, we advised Herdev S- Rayat and Jasvir S. Rayat of your statement that “…we note that Harmel S. Rayat is the brother of Herdev S- Rayat and Jasvir S. Rayat and thus Harmel S. Rayat is an affiliate of your selling shareholders Herdev S. Rayat and Jasvir S. Rayat .”  Each of Herdev S. Rayat and Jasvir S. Rayat has advised the Company that he does not believe that he in fact is an affiliate of the Company simply by virtue of being Harmel S. Rayat’s brother.

            Pertinently, each  of Messrs. Herdev S. Rayat and Jasvir S. Rayat has advised us that he is not an affiliate of ours or of Harmel S. Rayat.  Each has obtained independent advice of counsel to such effect and each has rendered such certifications as their counsel may have requested, including, but not limited to the fact that:

•         They are not officers or directors of the Company;

•         They resided separate and apart from Harmel S. Rayat and each other;

•         They are not party to any agreements or understanding with any person regarding the acquisition, disposition, holding or voting of the equity securities of the Company.

•         They and Harmel S. Rayat are not financially dependent on each other.

COMMENT NO. 12:

12.       We reviewed your response to comment five in our letter dated August 10, 2009 and reissue this comment with respect to Barry Honig, Herdev S. Rayat and Jasvir S. Rayat. It appears that Mr. Honig is an affiliate of the company given his stock and warrant holdings and it appears that Herdev S. Rayat and Jasvir S. Rayat also are affiliates of the company by virtue not only of their stock and warrant holdings but also the ownership by their brother, Harmel S. Rayat, of more than 50% of your stock through 1420525 Alberta Ltd.

RESPONSE TO COMMENT NO. 12:

            We are not in a position to state that Mr. Barry Honig is an affiliate.

            Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

             This table reflects the aggregate maximum shares which the holding entity may acquire during the term of the Series A Warrants and/or the Series B Warrants, as the case may be. However, under the terms of the Series A Warrants and the Series B Warrants a holder shall not have the right to exercise any portion of the Series A Warrants or the Series B Warrants to the extent that after giving effect to such exercise the holder (together with the holder’s affiliates, and any other person or entity acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.9% of the Company’s issued and outstanding stock. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's beneficial ownership with respect to the number of shares of common stock actually outstanding on November 30, 2009.

            Accordingly, Mr. Honig’s beneficial ownership is less than 5%; he is precluded under the terms of the warrants from exercising the warrant if such exercise will result in his having beneficial ownership of more than 4.9% of the issued and outstanding shares.  The shares underlying Mr. Honig’s Series A Warrants and Series B Warrants are not reflected as being beneficially owned by Mr. Honig in the table of selling stockholders.  They are reflected as issuable upon exercise of the warrants Please refer to page 41.

            Similarly, neither of Messrs. Herdev Rayat or Jasvir Rayat beneficially own more than 4.9 of the Company’s issued and outstanding common stock; moreover, they are subject to the same 4.9% exercise limitation on the warrants as is Mr. Honig. We cannot concur in your apparent conclusion that the mere fact that they are Mr. Harmel S. Rayat’s brothers creates an affiliate status.  Please also refer to RESPONSETO COMMENT NO. 11 above.

COMMENT NO. 13:

13.       We reviewed your response to comment six in our letter dated August 10, 2009 and reissue this comment. Please disclose that your statement in footnote 1 to the table under this heading that "the Selling Stockholders have not had a short position in [your] common stock" is based on information obtained from your selling shareholders. In this footnote, please also delete the statement "[except as otherwise noted in the notes to this table," since it does not appear that you disclose any such short positions in the notes to the table.

RESPONSETO COMMENT NO. 13:

            The statement is based on information provided by the Selling Stockholders and the requested revision has been made. Please refer to page41.

COMMENT NO. 14:

14.       We reviewed your response to comment seven in our letter dated August 10, 2009. Please disclose the material relationships each of (1) Mr. Sierchio, (2) Sierchio & Company, LLP, (3) certain predecessor firms Sierchio & Company, LLP, and (4) Harmel S. Rayat, the brother of Herdev S. Rayat and Jasvir S. Rayat, has had with the company within the past three years. Refer to Item 507 of Regulation S-K and Item 7 of Form S-1.

RESPONSETO COMMENT NO. 14:

            Sierchio & Company, LLP provides legal services to us on an as requested basis; Mr. Joseph Sierchio is a member of Sierchio & Company, LLP.  Sierchio & Company, LLP, commenced providing legal services to us upon the dissolution of Sierchio, Greco & Greco, LLP, in 2007, of which firm, Mr. Sierchio was a partner. Sierchio & Company, LLP provides legal services to other companies with which Mr. Harmel Rayat was affiliated with as an officer, director or continues to be affiliated with on the basis of his equity ownership. Until September 12, 2008 Mr. Harmel S. Rayat served as our President, Chief Executive Officer, Chief Financial Officer and as one of our directors, all without compensation.  Please refer to page 38.

            Neither of Herdev S. Rayat or Jasvir S. Rayat has provided services to us, served as one of our officers or directors, or otherwise compensated by us.

COMMENT NO. 15

15.       We reviewed your response to comment 18 in our letter dated August 10, 2009 and your revised disclosure under this heading in response to this comment. Please reconcile the numbers in the table and footnote 6 to clarify the number of shares Herdev S. Rayat currently owns. In this regard, we note that the table indicates that he owns 2,244,800 whereas footnote 6 states that he owns 3,244,800. Please also tell us how you determined the number of shares Herdev S. Rayat will own after the offering.

RESPONSE TO COMMENT NO. 15:

            The numbers have been reconciled. The numbers in the table assume that all of the registered shares will be sold; however, we cannot estimate the number of shares which the Selling stockholders will sell or the number of warrants, if any, which may be exercised, if any. Please refer to pages 41 and 42.

COMMENT NO. 16

Signatures, page II-5

16.       We reviewed your response to comment 23 in our letter dated August 10, 2009 and reissue this comment. Please revise your signature page in future filings to name not only your principal executive officer and your principal accounting officer but also your principal financial officer. Refer to Instruction 1 to "Signatures" of Form S-1.

RESPONSE TO COMMENT NO. 16:

            The requested designations have been added. Please refer to page II-5.

            Under separate cover the Company has forwarded to you three (3) marked and three (3) clean hard copies of Amendment No. 3.  Please note that the Company has otherwise updated the filing as it deemed appropriate.  All such changes have been marked.

            The Company hopes that the foregoing adequately addresses all of your comments.

Respectfully,

Entheos Technologies, Inc.

By:  /s/ Derek J. Cooper
       Derek Cooper, President and Chief Executive Officer

cc. Joseph Sierchio, Esq.